MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Cautionary Note regarding Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward- looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions.

Cautionary Note regarding Non-GAAP Measurements

Cash production cost per ounce/tonne is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes processed in the period. There may be some variation in the method of computation of "cash production cost per ounce/tonne" as determined by the Company compared with other mining companies. Cash production costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash production costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted loss per share is also a Non-GAAP measure and is calculated by excluding the impact of certain fair-value accounting charges and other non-operating charges. There is material limitations associated with the use of such Non-GAAP measures.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Great Basin Gold Ltd (“the Company” or “Great Basin”) is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: the Hollister Project (“Hollister”) on the Carlin Trend in Nevada, USA and the Burnstone Project (“Burnstone”) in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the rank of a junior gold producer as production from these two projects increase during 2011 and 2012. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the interim financial statements of Great Basin for the three and six months ended June 30, 2011 and the annual financial statements for the year ended December 31, 2010 which are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise. This MD&A is prepared as of August 12, 2011.

1.	Executive summary

The Company returned a much improved quarter in respect of Au and Ag ounces sold which combined with an improvement in cash costs allowed the Company to report adjusted earnings per share1 for the quarter (Q1 2011: adjusted loss per share of $0.01) .

Highlights for the quarter included :

  115% increase in revenue quarter on quarter to $57 million.
  100% increase in Au eqv oz sold quarter on quarter to 40,141.
  Operational improvement at Nevada operation with good progress made on long hole stoping at Burnstone.
  10 million warrants exercised by quarter end with a further 9.2 million warrants exercised subsequently.
  Completed Credit Agreement with a major international bank for a US$40 million standby debt facility.
	3 months ended			6 months ended
	June 30 2011	March 31 2011	June 30 2010	June 30 2011	June 30 2010
Recovered Au eqv oz	31,651	29,593	40,733	61,244	53,157
Au eqv oz sold	40,141	20,118	36,721	60,259	42,783
Realized Au eqv price	$1,413	$1,309	$931	$1,379	$1,046
Cash production cost per Au eqv oz sold	$728	$695	$741	$717	$825
Gross cash operating margin	49%	46%	37%	48%	35%
Revenue ($’000)	$56,738	$26,343	$37,940	$83,081	$44,762
Profit (loss) from operating activities ($’000)	$6,278	($827)	($5,811)	$5,451	($12,421)
Adjusted earnings (loss) per share	$0.00	($0.01)	($0.02)	($0.01)	($0.03)

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1 Adjusted earnings (loss) per share is a non-GAAP measure used by the Company to compare quarterly and annual results on a sustaining basis by eliminating out of the ordinary expenses incurred.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Nevada operations

The Nevada operations recorded $49 million in revenue during the quarter on record sales of 34,522 Au eqv2 oz, an increase of 100% quarter on quarter. During the continuing construction and installation of the acid wash and carbon regeneration system at the Esmeralda Mill, loaded carbon is sent to the refiner as opposed to dore. Improved refining terms resulted in a decrease of approximately 5,000 Au eqv oz in inventory held at the refiner from Q1 2011. The Esmeralda Mill treated 22,237 tonnes during the quarter (Q1 2011:21,634) with a marked improvement in Au and Ag recoveries of 95% and 75%. Cash production costs for the quarter improved a further 9% quarter on quarter to $611 per Au eqv oz in Q2 2011.

Underground exploration and stope delineation drilling continued during the quarter, with a record footage of 45,000 feet or 13,636 meters completed from 84 boreholes. The focus has been on completing phases of drilling on the Blanket Zone and south east Gwenivere targets, providing further data for incorporation in the upcoming mineral resource update (anticipated release date September 2011). The stope delineation drilling has continued to tighten up controls for short interval trial stope planning. Surface exploration has continued collating geological and geophysical data as well as reviewing surface expressions of interpretations with structural and geological observations.

South African operations

Operational efficiencies at Burnstone improved significantly with mechanized ore development increasing by 33% quarter on quarter to 1,550 meters in addition to 1,872 meters of waste development completed during the quarter. The increase in ore development allowed for an increase of 36% in the square meters stoped quarter on quarter. Despite the relatively close drill spacing in the current mining area, the exact position and orientation of geological faults could not be identified earlier as most of these are of a graben nature. Additional infill and delineation drilling as well as extensive mapping and interpretation of the structural information from the over 10 kilometers of underground development, now provides management with more detailed data to incorporate these faulting into the mine plan. An additional 66% waste development was completed during the 6 months ended June 30, 2011 in response to the geological faulting encountered compared with the original planned meters.

Excellent progress has been made with long hole stoping as the mining method, with the efficiency of the teams improving on a monthly basis. The improved hanging and footwall conditions experienced in the C block allowed for a significant improvement in decreasing the stoping width which was measured as low as 67cm in some stopes. This also had a positive impact on the mining grade of stope material which improved 60% from Q1 2011.

The Metallurgical Plant is performing in line with expectation with approximately 202,660 tonnes processed during the quarter (Q1 2011:199,878 tonnes).Tonnes processed however remain predominantly from development ore which includes more dilution than stoped material and negatively impacts on the mill head grade. Recoveries for the quarter improved to 85% (Q1 2011:83%) although still impacted by the low head grade ore delivered to the mill.

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2 Au eqv oz is calculated based on US$1,400Au and US$30Ag.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Recoveries are expected to improve to the planned 95% as the head grade increases. The impact of the lower head grade is reflected in the 5,619 Au ounces sold (Q1 2011:2,794 Au eqv oz) as well as the cash production cost per ounce of $1,447 (ZAR 10,130) for the quarter. During the build-up phase a more accurate measurement is cost per tonne which improved 12% to $59 (ZAR420) (Q1 2011:$68) per tonne for the quarter.

Corporate

The Company, with the assistance of RBC Capital markets, offered a $0.07 per warrant early exercise discount to holders of the $1.25 warrants expiring November 2011. 10 million of the warrants were exercised prior to June 30, 2011 with another 9.2 million warrants exercised subsequently, leaving approximately 223,000 warrants to be exercised prior to expiry on November 15, 2011.

The Company had approximately $38 million in cash reserves on June 30, 2011 and has also negotiated a US$40 million standby debt facility with Credit Suisse Ag. This facility will be available in the event that additional working capital is required at Burnstone as a result of the slower than planned production build-up.

Ferdi Dippenaar, Great Basin Gold President and CEO, commented: “Although experiencing the usual challenges with bringing a new mine into production, Burnstone is settling into a production rhythm and although the progress made by the team on a monthly basis is reassuring, it is not yet at planned levels. The need for additional waste development to access the mining blocks impacted negatively on ore development which in turn impacts on stopes available for mining. Production from Burnstone for the remainder of the year will unfortunately be impacted by this approximate 3 month delay in ore development and we expect to recover between 50,000 to 60,000 Au oz for the second half of the year and an estimated 60 000 to 70 000 ounces for the 12 month period. The Nevada operations showed improvements in a number of areas during the quarter, notably in ounces extracted through trial mining as well as the improved recoveries at our Esmeralda Mill. The latter improvement is especially pleasing with the impact already evident in the reduced cash costs and the increased ounces delivered to the refinery. The current performance from our Nevada operations and the standby debt facility provides the Company with adequate cash resources to fund the delayed production build-up at Burnstone. Our short to medium term focus at both of these operations remains to increase production, manage costs and unlock the intrinsic value of these quality projects.”

2.	Results of Operations

Revenue

The table below provides a summary of Au eqv oz sold.

	3 months ended			6 months ended
	June 30 2011	March 31 2011	June 30 2010	June 30 2011	June 30 2010
Au eqv oz sold – Nevada operations	34,522	17,324	13,786	51,846	19,848
Au eqv oz sold – Third party milling (Nevada operations)	-	-	22,935	-	22,935
Au eqv oz sold – South African operations	5,619	2,794	-	8,413	-
Total Au eqv oz sold	40,141	20,118	36,721	60,259	42,783

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Au eqv oz sold increased 100% from quarter on quarter which, together with the increased in the average Au and Ag prices during the quarter, resulted in an increase of 115% in revenue, Revenue from our Nevada operations set a new record both in Au eqv oz sold as well as revenue recognized. Improved refining terms at our Nevada operations resulted in a decrease of approximately 5,000 Au qv oz in inventory held at the refiner from Q1 2011. Revenue from our South African operations showed a similar increase to the Nevada operations on the back of a 100% increase in Au oz sold. In Nevada the sale of 169,596 Ag oz, included in the Au eqv oz sold for the quarter, contributed $6 million to revenue (226,820 Ag oz sold year to date generating revenue of $7 million).

Revenue for the 6 months ended June 30, 2011 increased 86% compared to the 6 months ended June 30, 2010 as a result of the 43% increase in Au eqv oz sold as well as the increase in precious metal prices. Revenue generated from third party milling agreements in 2010 is net of metal retention (approximately 20%).

Production costs

The following table provides a breakdown of the production costs incurred.

	3 months ended			6 months ended
	June 30 2011	March 31 2011	June 30 2010	June 30 2011	June 30 2010
Production costs – Nevada operations ($’000)	$21,602	$11,690	$23,797	$33,292	$28,887
Production costs – South African operations ($’000)	$8,432	$2,456	-	$10,888	-
Total production costs ($’000)	$30,034	$14,146	$23,797	$44,180	$28,887
Cash production cost per Au eqv oz – Nevada operations	$611	$670	$765	$631	$817
Cash production cost per Au oz – South African operations	$1,447	$1,344	-	$1,246	-

$611 per Au eqv oz in cash production costs for the Nevada operations was recorded in the quarter, an improvement of 9% over the previous quarter (Q1 2011: $670) and 20% over the comparative quarter in 2010. Improved Au and Ag recoveries as well as the improved mill head grade had a positive impact on the cash production costs for the quarter. Cash production costs per tonne was $703 (Q1 2011: $646) for the quarter, consisting of $525 (Q1 2011: $441) mining and $178 (Q1 2011: $205) milling and haulage. This increase in cash production cost per tonne of 9% quarter on quarter is predominantly due to increased fuel prices, royalties, net proceed taxes and additional ore development. Cash production costs per Au eqv oz for the 6 months ended June 30, 2011 improved 23% over the comparative period in 2010 as a result of the improved throughput, recoveries and continued costs management campaign.

Production costs as well as cash production costs for the South African operation are still impacted by the weighted average cost and grade of development ore stock piles and metal in process at the beginning of the reporting period. The mill head grade is influenced by the quantum of development ore as well as stock piled material processed. This material has an average grade of 0.02 Au oz/t due to the impact of dilution from the high profile development ends. During the build-up phase a more accurate measurement is cost per tonne which improved 12% to $59 (Q1 2011:$68) per tonne. The improvement in the reef development and stoping rates decreased the mining cost to $40 (Q1 2011:$49) per tonne with milling costs remaining unchanged at $19 per tonne. A further increase in the rate of mining is expected to further positively impact on the mining and milling cost per tonne with the cost per Au oz to improve substantially with the increase in the mill head grade.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Depletion charge

	3 months ended			6 months ended
	June 30 2011	March 31 2011	June 30 2010	June 30 2011	June 30 2010
Nevada operations ($’000)	$1,625	$1,095	$3,401	$2,720	$3,541
South African operations ($’000)	$231	$39	-	$270	-
Total ($’000)	$1,856	$1,134	$3,401	$2,990	$3,541

This is a non-cash item and relates to the amortization charge on the Hollister and Burnstone mineral properties. It is calculated on the ratio of Au eqv oz sold to the proven and probable reserves.

Depreciation charge

	3 months ended			6 months ended
	June 30 2011	March 31 2011	June 30 2010	June 30 2011	June 30 2010
Nevada operations ($’000)	$1,265	$721	$1,033	$1,986	$1,236
South African operations ($’000)	$4,719	$493	-	$5,212	-
Total ($’000)	$5,984	$1,214	$1,033	$7,198	$1,236

This is a non-cash item and relates to the depreciation charge for the Nevada and South African operations. The increase year on year is due to the commencement of production at the Burnstone operation as well as the increase in trial mining activities at the Nevada operations.

Exploration expenses

The exploration expense for the quarter was $3.4 million compared to $2.9 million in the previous quarter and $2.6 million during the quarter ended June 30, 2010. These costs predominantly relate to underground exploration at our Hollister property which amounted to $3.2 million for Q2 2011. The increase from Q1 2011 is due to the additional drilling conducted on the Blanket zone target.

Pre-development expenses

The pre-development expenditures relate to underground development at our Hollister Project which remained at similar levels to Q1 2011 at $3.7 million during the quarter and $3.8 million for the quarter ended June 30, 2010. The rate of development remains fairly consistent throughout the year, which is reflected by the immaterial change in pre-development costs quarter on quarter.

Foreign exchange gain

This movement predominantly relates to the fluctuation between the Canadian (“$”) and United States (“US$”) dollar on the Senior Secured Notes (“SSN”) (up to settlement in March 2011) and term facility agreement as these are denominated in US$. The strong performance of the $ against the US$ in 2011 resulted in a decrease in the liability measured in $ with the corresponding credit included in profit from operations.

Stock based compensation

The income statement charge relating to this non-cash expense is impacted by the quantum and timing of stock options issued as well as the valuation thereof being influenced by the volatility of the Company’s share price.

Interest expense

Interest expenses were capitalized during the construction phase of the Burnstone project in terms of the Company’s accounting policy. The construction phase concluded in January 2011 and future interest will therefore be expensed through the income statement. The interest expense includes the accretion charge on the convertible debentures, interest on the term loan facilities as well as the interest incurred on the SSN up to settlement in March 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Loss on settlement of SSN

This is a non-cash accounting charge resulting from the accounting method for the SSN. A monthly accretion charge to increase the recorded liability is processed to increase the liability to the settlement value over the maturity period of the notes. Due to the notes being settled on March 15, 2011 as opposed to December 12, 2011 the remaining accretion charge was recorded on the day of settlement, resulting in an accounting loss on settlement. From a cash flow perspective the notes were settled in terms of the note agreement and no additional costs were incurred on settlement.

Unrealized loss and mark-to-market adjustments on financial instruments

A fair value loss of $7.2 million was recorded in March 2011 on initial recognition of the ZCC hedge program for the US$70 million term loan entered into. A loss of $1.4 million was recognized on the fair value movement of the ZCC hedge programs for the quarter ended June 30, 2011. The fair value adjustment recorded in the financial statements is calculated with reference to the price of the call options and is impacted by gold price volatility, US interest rates and the quantity and remaining term of the put and call options in the structure. These fair value adjustments are non-cash charges with cash earnings only impacted should the price of gold exceed the price of the call options (US$1,705 and US$1,930).

3.	Financial condition review

Total assets

Total assets increased by $71 million and current assets by $35 million since December 31, 2010 predominantly due to the increase in inventories, cash resources as well as capitalized costs at Burnstone.

Total liabilities

Total liabilities increased by $15 million since December 31, 2010 mainly due to the following reasons:

  Convertible debentures

  The balance increased by $4 million due to the accretion charge being recorded over the term of this facility.

  Term facility and SSN

  The Company entered into a term facility agreement with Credit Suisse in March 2011 for US$70 million. US$52 million from the proceeds of this loan was used to settle the SSN on March 15, 2011.

  Other liabilities

  A net fair value liability of $6 million was recorded on the hedge programs.

Shareholder’s equity

During the six months ended June 30, 2011, the Company’s issued share capital increased by 51 million common shares due to the following transactions:

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Bought deal public offering

The Company closed a $75 million bought deal public offering in February 2011. The 15% overallotment option of the underwriters was executed as well taking the gross proceeds to $86 million. 33.8 million shares were issued at a price of $2.55 per share which constituted a 5% discount to market price on the day.

Share purchase warrants exercised

15.5 million share purchase warrants were exercised for the 6 months ended June 30, 2011.

Share purchase options exercised

1.7 million share purchase options were exercised by employees and management.

At June 30, 2011, the Company had 465 million common shares issued and outstanding. A further 9.5 million share purchase warrants and 19 million share options were outstanding.

As of the date of this MD&A the Company had 475 million common shares issued and outstanding. A further 223,501 share purchase warrants and 20 million share options were outstanding.

Liquidity

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term operating cash requirements.

Taking cognizance of the start-up risks associated with new projects management has initiated and closed a bought deal public offering in February 2011 with net proceeds of $81 million received on February 23, 2011. Proceeds from this offering were used to settle outstanding construction creditors for Burnstone with the remainder predominantly being used to fund working capital during the Burnstone production build-up.

The Company offered a $0.07 early exercise discount to holders of the $1.25 warrants expiring November 2011 to mitigate the risk of adequate cash flow resources during the production build-up phase at Burnstone. 10 million of the warrants were exercised prior to June 30, 2011 with another 9.2 million warrants exercised subsequently, leaving approximately 223,000 warrants to be exercised prior to November 15, 2011.

The Company has also negotiated a US$40 million standby debt facility with Credit Suisse. This facility, which has a coupon of 4% over US$ LIBOR, is available in the event that additional working capital is required at Burnstone as a result of a slower than planned production build-up. If drawn upon, this facility will share in the security package for Term Loan I (refer to the interim financial statements for the period ended June 30, 2011) and be repayable at the latest May 2014. The loan has certain standard production measurements and failing these might result in earlier repayment. If the loan is drawn upon, the Company will be expected to execute a ZCC hedge structure, similar to those executed in 2010 and 2011 for up to 40,000 Au ounces over a 4 year period. At the date of this MD&A the loan was undrawn.

The Company generated net cash of $23.8 million from operating activities during the quarter, compared to the $6.2 million during the quarter ended June 30, 2010. On a year to date basis cash of $14.2 million was generated from operations against $13 million utilized in operations for the comparative period. The pre-development costs incurred at the Company’s Hollister project are being expensed and are also included under cash utilised in operating activities as opposed to investment activities where capital development is included.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Cash utilized in investment activities increased to $58.1 million during the quarter compared to $48.1 million in the quarter ended June 30, 2010. This increase is due to the increased underground development activities at Burnstone as well as the completion of the capital project. Approximately $17 million in payments to construction contractors for work completed in 2010 is included under investment activities.

The Company received a net amount of $4.4 million from financing activities during the quarter which included $13 million proceeds on warrants exercised. Interest was paid on the Convertible Debentures in May 2011 with interest and capital being repaid on the Term facilities. On a year to date basis net proceeds from financing activities amount to $106.4 million which predominantly relate to the bought deal public offering in February 2011 and warrants exercised ($102 million) and the net increase in debt ($4 million).

At June 30, 2011, the Company had net working capital3 of $30 million that included $38 million in cash reserves.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

4.	Operations review

4.1	Nevada operations

The Company’s Nevada operations consist of the Hollister Property (“Hollister”) located in the northern part of the Carlin Trend and the Esmeralda Property (“Esmeralda”) located in the south-west close to the border between Nevada and California. Great Basin’s surface exploration efforts at Hollister during 1997-2001 resulted in the discovery and delineation of several high-grade epithermal gold-silver vein systems on the property. The main vein systems, called Clementine and Gwenivere, have been accessed by decline and underground development for geological and resource confirmation and trial extraction of mineral resources; the development also provides staging for the ongoing exploration and development drilling that is in progress.

The environmental impact study (“EIS”) process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receipt of BLM approval for the amended Plan of Operations, the underground exploration and development activities at Hollister must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit issued by the Nevada Department of Environmental Protection , and in a manner that aims to fully protect the environment and archaeological resources near the development and will not create any additional surface disturbance or significant new environmental impacts.

Esmeralda consists of patented and unpatented mining claims, fee lands, water rights and a mill. Ore extracted through the trial mining activities conducted at Hollister is trucked to Esmeralda for metallurgical processing.

Other features of Esmeralda include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas. There are currently no mining activities or further exploration work being conducted at Esmeralda.

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3 Working capital includes cash and cash equivalents, trade and other receivables, inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Esmeralda is approximately 220 miles (354 kilometers) from Winnemucca and approximately 290 miles (467 kilometers) from Hollister with 80% of the latter distance over paved roads.

Progress on the Environmental Impact Statement

The Preliminary Draft EIS (“PDEIS”) was completed and presented to the BLM for comments during the quarter. The BLM unfortunately postponed their review of the document till early July 2011. Once the revised PDEIS has been signed off a number of activities must take place, including:

  The actual preparation of the Draft Environmental Impact Statement (“DEIS”)
  Final preparation of the Notice of Availability (“NOA”)
  Initiation of that review process by BLM of the DEIS before it is determined ready to print; and
  Printing & mailing of the DEIS.

The DEIS is expected to be published in October 2011 which will give an indication as to the timeline for final approval of EIS.

Trial stoping and milling

	3 months ended			6 months ended
	June 30 2011	March 31 2011	June 30 2010	June 30 2011	June 30 2010
Ore tonnes to surface	25,297	21,828	21,003	47,125	44,394
Contained Au oz extracted	28,075	20,177	28,315	48,252	53,523
Contained Ag oz extracted	233,880	154,448	164,493	393,328	331,136
Contained Au eqv oz extracted	34,246	22,434	30,782	56,680	58,489
Contained average grade Au eqv oz/tonne (gram/tonne)	1.35 (43.40 g/t)	1.03 (33.11 g/t)	1.47 (47.26 g/t)	1.20 (38.58 g/t)	1.32 (42.44 g/t)
Tonnes milled	22,237	21,634	19,800	43,871	34,333
Recovered Au oz	23,179	22,012	16,666	45,191	28,422
Recovered Ag oz	151,825	111.757	74,855	263,582	126,617
Recovered Au eqv oz	26,757	24,082	17,789	50,839	30,322
Recovery % Au	95%	88%	82%	92%	80%
Recovery % Ag	75%	68%	55%	75%	56%

The presentation of production results for the Nevada operations were changed from imperial to metric on January 1, 2011 to be consistent and comparable with production results reported for the industry and our South African operations. Comparative results have been adjusted to conform.

Ore tonnes to surface increased 17% quarter on quarter and 20% over the comparative period in 2010. The continued focus to increase throughput from underground is starting to deliver results with additional activities planned to achieve a consistent 320 ore tonnes per day. The average contained grade of 1.32 Au eqv oz p/t for the quarter is a function of the areas where trial mining took place during the quarter. No significant production from the Blanket zone is included in the results for the quarter as the development of the access ramp to allow for larger volume extraction of the area was initiated during the quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Mill availability was good for the quarter although a few interruptions to process were experienced due to a mill liner failure as well as repairs required to the mill lube system. Au and Ag recoveries improved 8% and 10% respectively from Q1 2011 and 16% and 36% over Q2 2010 due to the continuous replacement of carbon to prevent the fouling of carbon and the resultant drop in recoveries. The installation of the acid wash and carbon regeneration system is scheduled for completion in Q3 2011 and in the interim loaded carbon, as opposed to dore, is sent to the refiner.

Underground exploration

Underground exploration at Hollister continued during the quarter, with the focus on drilling the south east (“SE”) Gwenivere target, Blanket Zone, and initiating Blanket Zone mine infrastructure plans. The drilling comprised 8 Blanket exploration holes (totaling 4,293 feet or 1,301 meters), and 34 exploration and cover boreholes testing Clementine and SE Gwenivere targets (totaling 20,854 feet or 6,319 meters), plus 42 stope delineation holes (totaling 19,854 feet or 6,116 meters). The record drill footage has allowed a slowdown in drilling, and a reduction to one drill rig from June 2011 which will service future Blanket, exploration and stope delineation drilling programmes.

The Blanket drilling has continued to confirm in localized situations the linkage of super high grade zones (ie over 5 oz/ton Au) with the propogation of underlying mineralized vein structures and the “sponge-like” receptability of tuffaceous stratigraphic horizons within the Tertiary volcanics. The data generated from the drilling has been modeled into grade shells which are providing a basis for an initial resource estimate that will be completed during Q3 2011.The evaluation strategy for the Blanket zone mineralization has been modified as trial mining and drilling has advanced. It is clear that bulk sample exposures are more accurate in evaluating the variable extent of the bonanza grade mineralization. A ramp is now being developed up to approximately 5478 level between the Gwenivere #5-8 and Clementine #15-18 vein clusters, which will allow development and trial mining along these mineralized structures, as well as optimal platforms for horizontal evaluation fan drilling.

The SE Gwenivere veins have been modeled, and will be included in the upcoming mineral resource update. Of note are the emergence of broad zones with slightly different fine grained silcification (“spider-web” breccias) that are mineralized.

Surface Exploration

Surface exploration has involved the continuation of the sub-regional and mine site scale collation and interpretation of airborne magnetic, ground CSMAT (high resolution resistivity), and gravity data. More emphasis has been placed on structural mapping on surface, tying in features observed underground. The detailed surface work is providing significant support to the CSMAT interpretations (correlation of high resistivity spikes with volcanic vents/geyserites and hydrothermal breccias zones), as well as providing clear evidence for the western extension of Gwenivere/Clementine system, supported by volcanic features at surface. Mineralization potential under the Touchstone – Galactic opencast pit is also being assessed. CSMAT high resolution resistivity data is still being integrated with empirical borehole data, and a number of new vein system targets are emerging from this work.

Plans for remainder of 2011

The Company plans to continue its trial mining (ore removal and processing) activities at Hollister within the allowable ore tonnage authorizations of its existing permits, with all extracted material to be processed at the Esmeralda mill. The acid wash and carbon regeneration system being installed at the Esmeralda mill is scheduled for completion in Q3 2011. The Nevada operations remain on target to produce an estimated 110,000 Au eqv oz in 2011 at a cash production cost estimated to range between US$600 and US$650 per Au eqv oz.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

The Company is continuing with underground exploration drilling of the Blanket Zone targets and infill drilling with the objective to upgrade the current inferred mineral resources to the indicated or measured categories. Step-out drilling to further explore the potential for extensions of the current vein systems to the west, northwest, under the existing opencast and north to Butte and Velvet targets will be scheduled for 2012, and will include surface diamond drilling. A further phase of surface drilling has been planned for the Hatter Graben, but is currently being deferred due to exploration successes as discussed above. The results of underground mapping and exploration drilling continue to refine the Company’s understanding of the Hollister Property deposit, to the extent that additional mineralization continues to be identified within the mineralized vein systems.

The Company, together with the BLM, will also continue working on finalization of the EIS for Hollister by early 2012.

4.2	South African operations

The Burnstone Property is located in the South Rand area of the Witwatersrand Goldfields, approximately 50 miles (80 kilometers) southeast of the city of Johannesburg and near the town of Balfour. The Burnstone Project has received all of the required permits to complete the development of the mine and commence full-scale underground mining. Block B and Block C will be the first areas of the ore body to be accessed and mined in the next 36 months, while underground access to the remaining areas of the ore body under the mine plan is being developed.

Commissioning of capital projects

The initial mine capital expenditure program has generally been completed and the mine has commenced with production build-up. Major capital projects that include the vertical shaft, metallurgical plant, decline, ventilation shaft and required surface and underground infrastructure were commissioned by January 2011. The components of the mine required to enter commercial production have thus been completed and commissioned and therefore concludes the development phase of the project. Further development costs will be capitalized as per the Company’s accounting policy.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Production results

	3 months ended June 30 2011	3 months ended March 31 2011	6 months ended June 30 2011
Waste development (meters)	1,872	2,083	3,955
Ore development (meters)	1,550	1,167	2,717
Total development (meters)	3,422	3,250	6,672
Stoping (square meters)	5,122	3,760	8,882
Ore tonnes to surface – development	154,849	75,608	230,457
Ore tonnes to surface – stoping	22,990	16,508	39,498
Ore tonnes to surface – total	177,839	92,116	269,955
Contained Au oz extracted - development	3,168	2,520	5,688
Contained Au oz extracted - stoping	1,830	889	2,719
Contained Au oz extracted - total	4,998	3,409	8,407
Contained average grade Au eqv oz/tonne (g/t) – development	0.02 (0.64 g/t)	0.03 (0.96 g/t)	0.02 (0.64 g/t)
Contained average grade Au eqv oz/tonne (g/t) - stoping	0.08 (2.57 g/t)	0.05 (1.61 g/t)	0.07 (2.25 g/t)
Contained average grade Au eqv oz/tonne (g/t) - total	0.03 (0.96g/t)	0.04 (1.29 g/t)	0.03 (0.96 g/t)
Tonnes milled	202,660	199,878	402,538
Recovered Au oz	4,894	5,511	10,405
Recovery % Au	85%	83%	84%

66% additional waste development was completed during the 6 months ended June 30, 2011 in response to geological faulting encountered in the planned mining area. Despite the relatively close drill spacing in the mining area, the exact position and orientation of the faults could not be identified as most of it is of a graben nature.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Figure 1 and 2 above demonstrate the impact of the position and orientation of the faults on the required development.

Additional infill and delineation drilling, as well as extensive mapping and interpretation of the structural information from the over 10 kilometers of underground development, now provides management with more detailed data to incorporate the faulting into the mine plan. The required increase in waste development had a negative impact on ore development, which was 65% lower than planned for the 6 months ended June 30, 2011. The decrease in ore development not only impacted on the mined ounces but also on the availability of stopes. Only 12% of the planned quarterly stoping could be completed due to the lack of available stopes. The shortfall in stopes, and therefore the lack of higher grade material, impacted on the mill head grade which in turn impacted on the recoveries achieved by the plant.

During the quarter the waste development decreased on a monthly basis which allowed for an increase in ore development meters and stoping. The planning for the remainder of 2011focuses on reducing waste development further while increasing ore development and stoping on a month by month basis. Ore development comprises only 41% of total development up to June 30, 2011 and is planned to increase to 77% of total development for the remainder of the year. Over 25 development ends are currently on-reef which increases the ore development to the quarterly planned levels. The delay in accessing the planned mining areas will have an impact on the Company’s ability to achieve its 2011 production target.

The increase in the ore development and stoping during the quarter increased the ore tonnes to surface 93% from Q1 2011. Only 13% of the ore tonnes were however from stopes which had a negative impact on the mill head grade during the quarter. The mill head grade is expected to increase with more low profile development planned for the remainder of the year as well as from the increase in stope material delivered to the mill.

Congestion underground and the ability to clean the material from stopes and development ends remained a challenge while development work is continuing around the vertical shaft on 40 and 41 level. Additional tramming ways and material handling systems around the shaft bottom has now been substantially completed.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Progress on long hole stoping remains encouraging with the efficiency of the teams improving on a monthly basis. The improved foot wall conditions experienced in the C block allowed for a significant improvement in stoping width which was measured as low as 67cm in some stopes (refer figure 3 below). This also had a positive impact on the grade of stope material which improved 60% from Q1 2011. The current results continue to show that long hole stoping is efficient with the current constraint the development to open up stopes.

The Metallurgical Plant is performing in line with expectation with 202,660 tonnes processed during the quarter, a marginal improvement over Q1 2011. Availability during the quarter was impacted by a mill liner failure as well as the replacement of a mill bearing. Mill feed is also controlled to account for the lower than planned ore from development and stopes. Underground tonnes are being augmented with stockpiled material to allow the mill to operate at an average of 80,000 tonnes per month until such time as production from underground is sufficient to increase processing rates to the planned 125,000 tonnes per month.

Underground and surface exploration

Infill drilling from surface continued during the quarter, and is providing very positive results in tightening up on the evaluation and structural geometry of certain mining blocks. Development and stope panel evaluation is undertaken by channel sampling of exposed sidewalls. Horizontal or shallow dipping cover drilling is undertaken for development control.

During Q2 2011, 2,272 channel samples were taken with over 12,000 samples taken to date. The summary gold grade (g/t), channel width (cw) and gold content (cmg/t) statistics for the various mining blocks are shown below.

BLOCK	Channel Grade Au g/t	Planned Grade Au g/t	Channel Reef width CW cm	Planned Reef width CW cm	Channel Content Cmg/t	Planned Content Cmg/t
B2	8.22	11.87	56	54	460	641
B3	2.77	3.19	101	102	280	325
C3	18.42	12.56	31	30	571	377
Decline 1287	4.85	1.70	69	67	335	114
1320 Acc	6.65	7.60	55	51	366	388
C Upper	14.53	13.30	52	43	756	572
B4	2.70	3.00	125	52	338	156
Averages	7.41	6.90	86	56	417	335

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

These results are in-line with or better than mine development expectations. The Life-of-Mine plan indicates an average channel width of 68 cm.

Surface Exploration outside the Burnstone Mining Right

Surface exploration continued on mineral rights located outside the Burnstone mining right, with the initiation of the shallow basin edge target evaluation program. An initial phase of diamond drilling was completed testing historic surface diggings and limited stoping of the Kimberley Reef on the farm Rietbult 505IR, approximately 7 kilometers northwest from the Burnstone Mine infrastructure. Seven boreholes (1,200 meters) were completed, and two had positive intersections (including 53 g/t Au over 23cm), one hit an existing stope, and the other four Reef intersections were faulted out. Field investigations and planning for drilling that will test the subcropping Kimberley Reef at Roodeport – Kildare were also undertaken.

Plans for remainder of 2011

Ore development remains the key to delivering the planned production build-up. During H1 2011 the ratio of waste to reef development was skewed towards waste development with the resultant impact on stope availability for mining. Although this ratio has already improved with all development ends currently being on-reef, a variance in the planned 2011 production targets is expected. Production targets for the remainder of 2011 are 16,500 Au oz for Q3 with 33,500 Au oz targeted for Q4 2011. A positive development for the remainder of the year is the higher than planned grade in the mining blocks currently accessed which could negate the impact on production targets Cash costs for the remainder of 2011 are estimated in the range of US$650 – US$750/oz and will be impacted by the actual ounces recovered for the remainder of the year.

5.	Market Trends

Gold opened at US$1,439 on April 1, 2011 and generally traded upwards during the quarter. Continuous concern regarding stability and growth in the Global economy as well as the Euro debt concern contributed to the upward trend in the price of Au during the quarter. A new record close of US$1,552 was recorded on June 22, 2011 and was also the highest close for the quarter. The upward trend however continued subsequent to quarter end following the down grade of the US debt rating with a new record high closing price set at US$1,772 on August 10, 2011.

The price of silver also impacts on the revenue and earnings of the Company, although to a lesser extent than the price of gold. Included in revenue for the quarter is 169,596 Ag oz sold from trial mining activities at Hollister. Silver opened on April 1, 2011 at US$37.87 and traded similar to gold with a low of US$32.50 recorded on May 12, 2011 and closing the quarter at US$35.02. Similar to gold, the price of silver increased subsequent to quarter end and closed as high as US$41.62 on August 4, 2011.

Gold equities did not always follow the trend set by the metal price with a growing disparity between equity performance and metal price evident. After opening at $2.55 on April1, 2011 the Company’s share price decreased to $1.63 on June 17, 2011 and closed at $1.98 on June 30, 2011.

The exchange rate between the US$, $ and the South African Rand (“ZAR”) impacts on the Company’s earnings and cash flow. The US$ and ZAR traded at an average of US1 = R6.79 during the quarter. The US$ and $ traded at an average of US$1 = $0.968.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

6.	Quarterly Information

	Jun 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	Jun 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009
Current assets	76,575	105,633	41,918	60,102	84,904	92,613	126,862[2]	78,854[2]
Other assets	750,077	718,825	713,465[3]	618,993[3]	516,191[3]	408,856[3]	421,422[2]	411,993[2]
Total assets	826,652	824,458	755,383[3]	679,095[3]	601,095[3]	501,469[3]	548,284	490,847
Current liabilities	87,952	89,265	115,525	87,352	89,467	60,295	72,974	27,324
Non-current liabilities	216,748	226,479	174,141[3]	217,146[3]	168,007[3]	120,014[3]	101,597	86,527
Shareholders’ equity	521,952	508,714	465,717[3]	374,597[3]	343,621[3]	321,160[3]	373,713	376,996
Total liabilities and shareholders’ equity	826,652	824,458	755,383[3]	679,095[3]	601,095[3]	501,469[3]	548,284	490,847
Working capital (deficit)	30,314	49,419	(21,096)	(19,821)	15,400	48,987	91,624	47,7282
Revenue	56,738	26,343	42,714	12,230	37,940	6,822	-	-
Expenses	(57,789)	(46,684)	(35,529)[3]	(35,567)[3]	(42,843)[3]	(12,909)[3]	(8,365)	(16,382)
(Loss) profit for the period	(1,051)	(20,341)	7,185[3]	(23,337)[3]	(4,903)[3]	(6,087)[3]	(8,365)	(16,382)
Basic (loss) earnings per share	$0.00	($0.05)	$0.02	($0.07)	($0.01)	($0.02)	($0.03)	($0.05)
Adjusted (loss) earnings per share	$0.00	($0.01)	$0.02	($0.03)	($0.01)	($0.02)	($0.03)	($0.05)
Weighted average number of common shares outstanding (thousands)	454,559	431,624	405,857	351,739	340,609	336,893	333,856	333,531

1 Working capital includes cash and cash equivalents, trade and other receivables, inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

2 Certain prior historical amounts have been reclassified to conform to fiscal 2011 and 2010 year presentation. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

3 Adjusted to conform to IFRS.

The Company’s adjusted loss per share has generally been decreasing on a quarterly basis. The generally decreasing losses are attributable to the increased gold sale proceeds from trial mining at Hollister as well as the commencement of production at Burnstone during Q1 2011, which benefited from higher gold and silver prices. The Company also has an aggressive cost management project aimed at reducing the costs at operations as well as exploration and general corporate expenses.

7.	Off-Balance Sheet Arrangements

(a) Financial guarantee

BEE legislation in South Africa requires a target of 26% ownership in the Company’s South African projects by historically disadvantaged South Africans by 2014. In order to comply with this legislation, Tranter Burnstone (Pty) Ltd. (“Tranter”), a BEE company, acquired 19,938,650 treasury common shares for $38 million in 2007, which was deemed equivalent to the 26% underlying value of Burnstone. Tranter borrowed the funds from Investec Bank Ltd (“Investec”), a South African bank, to purchase the shares and the Company provided a guarantee of ZAR140 million ($21 million) to cover any shortfall in interest or principal repayments on the loan outstanding by Tranter to Investec. A loan of $12 million (ZAR 88 million) was advanced to Tranter in October 2010 with a further $1.6 million (ZAR11 million) advanced in April 2011 under the guarantee agreement to enable Tranter to meet its interest payment obligation to Investec.

As a result of this loan the remaining Tranter guarantee is now reduced to $5.8 million (ZAR41 million). Any advances to Tranter under this guarantee are due to be repaid by Tranter in installments from 2014 to 2017, with interest accruing at the South African prime interest rate plus 2%. Security for any advances made pursuant to this guarantee includes a second charge against any shares of the Company held by Tranter (second to Investec).

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

The fair value of the guarantee was determined by reference to the Company’s exposure to potential future losses under the guarantee on grant date. The probability of future losses under the guarantee agreement, and therefore the fair value of the guarantee, is dependent on the estimated fair value of the security granted by Tranter on grant date of the guarantee. Future assessments are not required unless a change to the contractual relationship results in a change in fair value.

(b) Hedging program

The Company does not follow a general policy of hedging commodity prices or currencies. The ZCC hedge programs described below were entered into as a condition president to finance transactions during 2010 and 2011. Management is of the opinion that the ZCC structures still allow the required exposure to increases in metal prices over the medium term.

The Company executed a ZCC hedging program in August 2010 for a total of 105,000 gold ounces over a period of three years that commenced in January 2011.

As of January 1, 2011, the Company is required to deliver 1,250 gold ounces per month over a twelve month period. The remaining 90,000 gold ounces will be delivered in 24 equal monthly deliveries of 3,750 gold ounces, starting January 1, 2012. The program includes put options priced at US$850 and call options priced at US$1,705 per gold oz.

Gold delivery positions as at June 30, 2011:

	June 30 2011	December 31 2010
Expired unexercised at no cost	7,500 ounces	Nil ounces
Remaining positions	97,500 ounces	105,000 ounces

Marked-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

	June 30 2011	December 31 2010
Gold price (per ounce)	US$1,500	US$1,419
Risk free interest rate	0.23% - 1.09%	0.25% - 1.34%
Expected life	1 - 30 months	1 - 36 months
Gold price volatility	13.93% - 24.10%	17.3% - 27%

The Company executed another ZCC hedging program in March 2011 for a total 117,500 gold ounces over a period of four years, commencing in January 2012.

The Company will be required to deliver 875 gold ounces per month over a twelve month period followed by 3,000 gold ounces per month over a twenty four month period. The remaining 35,000 gold ounces will be delivered in 12 equal monthly deliveries of 2,916 gold ounces, starting January 30, 2015. The program includes put options priced at US$1,050 and call options priced at US$1,930 per gold oz.

The fair value on inception and subsequent mark-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

	June 30 2011	March 10 2011
Gold price (per ounce)	US$1,500	US$1,410
Risk free interest rate	0.38% - 1.53%	0.4% - 1.91%
Expected life	6 - 54 months	10 - 57 months
Gold price volatility	17.41% - 25.61%	19.65% - 26.26%

8.	Contractual obligations

Payments due by period
	Total ($’million)	Less than one year ($’million)	1 to 3 years ($’million)	3 to 5 years ($’million)	More than 5 years ($’million)
Convertible debentures (a)(b)	161.4	10.1	20.2	131.1	Nil
Term loan facilities (a)(c)	148.4	40.9	89.6	17.9	Nil
Finance lease liabilities (a)(d)	6.2	6.1	0.1	Nil	Nil
Operating lease obligations	0.3	0.2	0.1	Nil	Nil
Asset retirement obligations	7.2	Nil	Nil	Nil	7.2
Other (e)	2.6	0.2	1.8	0.2	0.4
Total	$ 326.1	$ 57.5	$ 111.8	$ 149.2	$ 7.6

Notes

(a)	Amounts include scheduled interest payments.

(b)

The convertible debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

(c)	Term loan I

The Company closed a $71 million (US$72 million) term loan facility agreement (“Term loan I”) with Credit Suisse in 2010. The loan has a maximum term of 4 years from date of first drawdown and will be repaid in 13 quarterly consecutive installments and bears interest at a margin of 4% over the USD LIBOR rate. The first installment was settled on May 26, 2011, 12 months after initial drawdown. The Company applied the interest rate in effect on June 30, 2011 in determining the value of future payments. The Burnstone project and certain subsidiary guarantees serve as security for the loan.

Term loan II

The Company closed the $69 million (US$70 million) Term loan II with Credit Suisse on March 15, 2011. The loan has been fully drawn down and has a term of 4 years, is repayable in quarterly installments commencing September 2011, and bears interest at a premium of 3.75% over the 3 month US LIBOR rate. The Company applied the interest rate in effect on June 30, 2011 in determining the value of future payments. The Nevada assets and certain guarantees by the Company serve as security for the loan.

(d)

The principal debt amounts will be repaid in equal monthly installments over a period of 12 to 13 months and bear interest at rates between 6.5% and 22.4% on outstanding capital. The finance leases are collateralized by the leased assets which had a carrying value of $7.7 million at June 30, 2011.

(e)	Other obligations include nominal exploration and environmental obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

9.	Transactions with Related Parties

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties. Refer section 7(a) for details on transactions with related parties. There were no other material related party transactions during the quarter.

Information relating to the Company’s related party transactions is available in the Company’s annual financial statements which are available on SEDAR at www.sedar.com.

10.	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the most recent annual consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements.

11.	Financial Instruments

Refer to section 7 above for information relating to the fair value of financial guarantees and hedge structures.

12.	Other

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

The Company entered into an agreement in June 2011 whereby it granted Shanta Gold Limited (“Shanta”) the option, following the fulfillment of the conditions precedent, to acquire an 80% interest in the Company’s wholly-owned subsidiary, Shield Resources Limited (“Shield”), who is the holder of various prospecting licenses in the Lupa region of Tanzania.

In consideration for providing Shanta with the exclusive right to acquire the shares in Shield, Shanta is obliged to issue ordinary shares to the value of US$7 million and Shanta warrants to the value of US$7 million (at an implied value of 35p each) to the Company. Furthermore Shanta has to fund a US$12 million exploration program, spread over a period of 3 years ending December 31, 2013. Shanta will acquire the 80% equity interest in Shield upon the completion of the exploration program.

12.1	International financial reporting standards

The Company has converted its accounting framework to IFRS on January 1, 2011. The adoption of IFRS principles has not had a material effect on the manner in which the Company reports its accounts.

The Company’s IFRS conversion project began during 2009. A formal project plan, governance structure and a project team, including an external advisor, were established. The project philosophy was to align with current accounting practices and, where possible, to minimize the impact of any changes to the business. Regular reporting was provided to senior management and the Audit Committee of the Board of Directors.

The IFRS conversion project consisted of four phases: diagnostic; design and planning; implementation; and post implementation. The impact of the conversion to IFRS is set out in note 12 to the interim consolidated financial statements for the quarter ended and at June 30, 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

The conversion to IFRS has had a low impact on the financial record keeping, internal control and financial disclosure of the Company due to the historical exploration and project development nature of the Company’s business. Accounting systems have been assessed and re-configured to ensure accurate reporting under IFRS, both internally and externally. The Company’s key financial staff has been trained in IFRS and the majority of them have been exposed to reporting under IFRS for five years or more.

12.2	Non GAAP measures

The Company makes reference to certain non-GAAP measures in its reporting and believes that these measures, in addition to conventional measures prepared in accordance with GAAP, are used by certain investors to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash production cost

The Company reports cash production cost of ounces sold and tonnes produced. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. Cash production cost includes direct development, mining, royalties, transport and processing costs incurred in the recovery of and disposal of Au and Ag as well as allocated overhead charges.

The reconciliation of production cost to cash production cost is presented below:

	3 months ended June 30, 2011		3 months ended June 30, 2010
	Nevada ($’000)	South Africa ($’000)	Nevada[4] ($’000)	South Africa ($’000)
Production cost relating to metal sold	$21,602	$8,432	$10,545	-
Less non-cash overhead costs included in production cost.	(494)	(303)	(323)	-
Total cash production costs for the period	$21,108	$8,129	$10,022	-
Au eqv ounces sold	34,522	5,619	13,786	-
Ore tonnes processed	30,043	202,661	17,418	-
Cash production cost per Au eqv oz	$611	$1,447	$741	-
Cash production cost per tonne	$703	$40	$587	-

4 Nevada results for the 3 and 6 months ended June 30, 2010 excludes production costs and sales relating to third party milling agreements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

	6 months ended June 30, 2011		6 months ended June 30, 2010
	Nevada ($’000)	South Africa ($’000)	Nevada ($’000)	South Africa ($’000)
Production cost relating to metal sold	$33,392	$10,888	$16,212	-
Less non-cash overhead costs included in production cost.	(562)	(405)	(949)	-
Total cash production costs for the period	$32,730	$10,483	$15,263	-
Au eqv ounces sold	51,846	8,413	19,848	-
Ore tonnes processed	48,027	304,959	25,348	-
Cash production cost per Au eqv oz	$631	$1,246	$769	-
Cash production cost per tonne	$681	$34	$602	-

Adjusted loss per share

Adjusted loss per share is used by the Company to compare quarterly and annual results on a sustaining basis by eliminating certain fair value adjustments and out of the ordinary expenses incurred. The reconciliation of loss per share to adjusted loss per share is presented below :

	3 months ended		6 months ended
	June 30, 2011 ($’000)	June 30, 2010 ($’000)	June 30, 2011 ($’000)	June 30, 2010 ($’000)
Loss for the period	($1,051)	($4,903)	($21,392)	($10,990)
Loss with settlement of SSN	-	-	$8,817	-
Net unrealized loss on financial instruments	($70)	-	$7,209	-
Net unrealized mark-to-market adjustment on financial instruments	$1,443	($422)	$179	($422)
Other	$232	-	$232	-
Adjusted earnings (loss) for the period	$554	($5,325)	($4,955)	($11,412)
Weighted average number of common shares outstanding (‘000)	454,559	340,609	443,155	338,761
Adjusted earnings (loss) per share	$0.00	($0.02)	($0.01)	($0.03)

12.3	Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually.

It should be noted that while our officers believe that our disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED JUNE 30, 2011

Except for the impact of converting the Company’s accounting framework to IFRS as noted in section 12.1 above, there have been no other significant changes in disclosure controls and procedures during the period ended June 30, 2011, that could have affected or are reasonably likely to affect the Company’s internal control over financial reporting.

12.4	Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

During 2010 the Company has designed and implemented relevant internal controls in response to the Company’s transition from developer to producer with further internal controls to be implemented during 2011 in response to the Burnstone production build-up. These include new internal controls addressing revenue recognition, inventory and production costs, depletion, depreciation and development costs incurred following commencement of commercial production. The implementation of these internal controls over financial reporting will have a material impact and are reasonably likely to affect our internal control over financial reporting.

There have been no other significant changes in internal controls over financial reporting that have affected or are reasonably likely to affect our internal control over financial reporting during the period ended June 30, 2011.